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[Dechert LLP Letterhead]

December 30, 2004


VIA EMAIL

Brion Thompson, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  UBS Investment Trust
     Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A SEC File Nos. 33-39659 and 811-6292

Dear Mr. Thompson:

This letter responds to the Securities and Exchange Commission staff's (the "Staff") comments that you provided to me in a telephonic discussion on Wednesday, December 29, 2004, for the above-referenced Amendment to the Registration Statement of UBS Investment Trust (the "Registrant"). Our summaries of the Staff's comments, and our responses, are as follows:

MARKET TIMING DISCLOSURE

1) COMMENT: (Prospectus, pages 17-18) You requested that the Registrant confirm that the risks associated with "market timing," disclosed in the prospectus as follows, are specific to the Registrant:

          Market timing may cause the fund to have difficulty implementing long-term investment strategies, because it would have more difficulty predicting how much cash it would need to have available to meet redemption requests and to invest. Market timing also may force the fund to sell portfolio securities at disadvantageous times to raise the cash needed to buy a market timer's fund shares. Market timing also may materially increase the fund's transaction costs, administrative costs or taxes. These factors may hurt the fund's performance and its shareholders.

     RESPONSE: The Registrant has confirmed that the market timing risks disclosed in its prospectus are specific to the Registrant.

2) COMMENT: (Prospectus, pages 17-18) You stated that the "market timing" disclosure was permissive in nature (E.G., use of the term "may" rather than "will"), and therefore additional risk disclosure must be added to notify investors/prospective investors that there is a possibility that certain persons may be

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     able to "market time" the fund by virtue of the fact that the Registrant's policies and procedures may not apply in all instances to all persons.

     RESPONSE: The Registrant will amend the relevant "market timing" disclosure to remove any permissive language by using the term "will" in place of the term "may."

3) COMMENT: (Prospectus, pages 17-18) You referred to Item 6(e)(4)(iii) of Form N-1A and requested that the Registrant describe whether the restrictions imposed by the Registrant to prevent or minimize frequent purchases and redemptions apply uniformly in all cases or whether the restrictions will not be imposed under certain circumstances. You asked that the Registrant specify those circumstances, if any, in which the restrictions will not apply to all categories of persons.

     RESPONSE: The Registrant's "market timing" restrictions and prevention procedures apply uniformly to all categories of persons, except in the case of omnibus accounts, as is currently explained in the prospectus. Certain types of transactions will also be exempt from the market timing prevention procedures such as purchases and redemptions through UBS Global Asset Management (US) Inc.'s automatic cash withdrawal plan and automatic investment plan, and purchases and redemptions by wrap-fee accounts that have an automatic rebalancing feature. The Registrant does not currently disclose this in the prospectus, but will do so.

FAIR VALUE PRICING DISCLOSURE

4) COMMENT: (Prospectus, pages 20-21) You stated that the following prospectus disclosure was permissive in nature:

          If the fund concludes that a market quotation is not readily available for a fund's portfolio security for any number of reasons, including the occurrence of a "significant event" (E.G., natural disaster or governmental action), after the close of trading in its principal market but before the close of regular trading on the NYSE, the fund MAY use fair value methods to reflect those events. (emphasis added)

     Given this permissive language, you requested that the Registrant disclose the circumstances in which the fund would NOT use fair value methods to price a portfolio security when a market quotation was not readily available.

     RESPONSE: The Registrant will amend the relevant "fair value" pricing disclosure to remove the permissive language by using the term "will" in place of the term "may."

PORTFOLIO HOLDINGS DISCLOSURE

5) COMMENT: (Prospectus, pages 5-6) You stated that the following prospectus disclosure was not specific and that the disclosure should reflect what the Registrant is currently doing, not what it may do:


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          UBS Global AM will GENERALLY post on its website at www.ubs.com the ten largest stock portfolio holdings of the fund, and the percentage that each of these holdings represents of the fund's total assets, as of the most recent calendar-quarter end, 14 calendar days after the end of the calendar quarter. (emphasis added)

     RESPONSE: The Registrant will amend the relevant "portfolio holdings" disclosure to remove the non-specific language by deleting the phrase "will generally post" and inserting the phrase "will post."

6) COMMENT: (Prospectus, pages 5-6) You referenced Item 11(f)(2), Instruction 3(b)(2) and requested that the Registrant disclose how long information regarding its ten largest stock portfolio holdings will be posted on the UBS Global AM website at www.ubs.com.

     RESPONSE: The Registrant will add the following statement to its prospectus disclosure:

          The ten largest stock portfolio holdings of the fund will remain available on the UBS Global AM website, www.ubs.com, at least until the date on which the fund files its Form N-CSR or Form N-Q with the SEC for the period that relates to such website information.

7) COMMENT: (SAI, pages 22-24) You inquired as to whether the section entitled "Board Oversight" applies to each of the disclosure scenarios discussed in the "portfolio holdings" disclosure (I.E., "Ten Largest Stock Holdings -- Online Disclosure," "Complete Portfolio Holdings -- Disclosure to Service Providers Subject to Confidentiality and Trading Restrictions," ETC.).

     RESPONSE: The section entitled "Board Oversight" applies to each of the disclosure scenarios discussed in the "portfolio holdings" disclosure. The Registrant will amend its SAI to reflect such application.

8) COMMENT: (SAI, pages 22-24) You asked that the Registrant clarify the following SAI disclosure with respect to the online disclosure of its ten largest stock holdings:

          The fund GENERALLY WILL SEEK TO disclose its ten largest stock portfolio holdings and the percentages that each of these ten largest stock portfolio holdings represent of the fund's total assets ("ten largest stock holdings") as of the most recent calendar-quarter end online at www.ubs.com, 14 calendar days after the end of the calendar quarter. (emphasis added)

     RESPONSE: The Registrant will clarify the relevant "portfolio holdings" disclosure by deleting the phrase "generally will seek to" and inserting the term "will."

9) COMMENT: (SAI, pages 22-24) You referenced Item 11(f)(1)(vi) of Form N-1A and requested that the Registrant describe the procedures that it uses to ensure that the disclosure of information about the portfolio securities is for legitimate business


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     purposes and in the best interests of the Registrant's shareholders, including procedures to address conflicts between the interests of the shareholders, on the one hand and those of the fund's investment adviser, principal underwriter, or any affiliated person of the Registrant, its investment adviser or its principal underwriter, on the other. You also requested that the Registrant describe the procedures used to monitor the use of portfolio holdings information.

     RESPONSE: The Registrant will add the following disclosure to the SAI following the second paragraph in the section entitled "Policies and Procedures Generally:"

          UBS Global AM's procedures require that UBS Global AM Legal and Compliance address any material conflicts of interest regarding a disclosure of portfolio holdings and determine whether a disclosure of the fund's portfolio holdings is for a legitimate business purpose and in the best interests of the fund's shareholders prior to the fund's officer or UBS Global AM Legal authorizing the disclosure of portfolio holdings. UBS Global AM Legal and Compliance will periodically review how the fund's portfolio holdings are being disclosed to and used by, if at all, service providers, UBS Global AM affiliates and certain fiduciaries, and broker-dealers to ensure that such use is for legitimate business reasons and in the best interests of the fund's shareholders.

10) COMMENT: (SAI, pages 22-24) (Section entitled "Complete Portfolio Holdings -- Disclosure to Service Providers Subject to Confidentiality and Trading Restrictions") You referenced Item 11(f)(2) of Form N-1A and requested that the Registrant disclose any ongoing arrangements to make available information about the Registrant's portfolio securities to any person. You stated that it is the Staff's position that any formal or informal arrangement whereby the Registrant provides a regular and continuous flow of information to a third party (E.G., Morningstar, custodian, ETC.) regarding the Registrant's portfolio holdings would be considered an "ongoing arrangement" which must be described in the Registrant's "portfolio holdings" SAI disclosure. Therefore, you requested that the Registrant list any service providers to whom the Registrant's portfolio holdings are disclosed as part of ongoing arrangements.

     RESPONSE: The following disclosure will be added to the SAI in the section entitled "Complete Portfolio Holdings -- Disclosure to Service Providers Subject to Confidentiality and Trading Restrictions:"

          As of December 1, 2004, the fund's complete portfolio holdings are disclosed to the Service Providers listed below as part of ongoing arrangement(s) that serve legitimate business purposes.

          State Street Bank and Trust Company ("State Street"). The fund discloses its complete portfolio holdings to its custodian, State Street, on an ongoing basis, and there is no lag between the date of portfolio


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          holding information and the date on which the information is disclosed to State Street.

          Thompson Corporation. The fund discloses its complete portfolio holdings to Thompson Corporation so that it may assist the fund in production of its quarterly fact sheet on a quarterly basis. There is a 1 day lag between the date of portfolio holding information and the date on which the information is disclosed to State Street.

          Ernst & Young LLP ("Ernst &Young"). The fund discloses its complete portfolio holdings to Ernst & Young, the Fund's independent registered public accounting firm, on an annual and semi-annual basis, for reporting purposes. There is 30 day lag between the date of portfolio holding information and the date on which the information is disclosed to Ernst & Young. The fund also discloses its complete portfolio holdings to Ernst & Young once a year at a month-end, for annual audit purposes. In this case, there is no lag between the date of portfolio holding information and the date on which the information is disclosed to Ernst & Young.

          Morningstar, Standard and Poor's and Lipper. The fund discloses its complete portfolio holdings to these three rating agencies on a monthly basis so that the fund may be included in each rating agency's industry reports and other materials. There is 30 day lag between the date of portfolio holding information and the date on which the information is disclosed to the rating agencies.

11) COMMENT: (SAI, pages 22-24) (Section entitled "Complete and Partial Portfolio Holdings -- Disclosure as Required by Applicable Law") You requested that disclosure be added to the SAI regarding who authorizes the disclosure of portfolio holdings information when required for a legal or regulatory purpose. You also asked that the Registrant disclose how such disclosure is monitored by the fund to ensure that its use does not present a material conflict of interest and is in the best interest of the Registrant's shareholders.

     RESPONSE: The Registrant will add the following disclosure to the section entitled "Complete and Partial Portfolio Holdings -- Disclosure as Required by Applicable Law":

          UBS Global AM Legal must authorize the disclosure of portfolio holdings information when required for a legal or regulatory purpose. UBS Global AM Legal may not be able to prevent or place restrictions on the disclosure of the fund's portfolio holdings when compelled by law or regulation to provide such information, even if UBS Global AM Legal determines that such disclosure may not be in the best interest of fund shareholders or that a material conflict of interest is present or appears to be present. However, UBS Global AM Legal will attempt to monitor the


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          use of any fund portfolio holdings information disclosed as required by law or regulation.

12) COMMENT: (SAI, pages 22-24) (Section entitled "Disclosure of Non-Material Information") You stated that the term "other UBS Global AM representatives" as used in the following disclosure is too broad and requested that such representatives be described with more specificity:

          Policies and procedures regarding non-material information permit UBS Global AM fund officers, UBS Global AM fund portfolio managers, and OTHER UBS GLOBAL AM REPRESENTATIVES (collectively, "Approved Representatives") to disclose any views, opinions, judgments, advice or commentary, or any analytical, statistical, performance or other information...(emphasis added)

     RESPONSE: The Registrant has amended the relevant disclosure to delete the term "other UBS Global AM representatives" and insert the following phrase:
     "senior officers of UBS Global AM Finance, Compliance and Legal."

13) COMMENT: (SAI, pages 22-24) (Section entitled "Disclosure of Non-Material Information") You stated that this section is too broad and that there should be no distinction between material and non-material portfolio holdings information. Therefore, you asked that this section be revised accordingly.

     RESPONSE: The Registrant has revised the section entitled "Disclosure of Non-Material Information" to reflect the following changes:

          DISCLOSURE OF NON-MATERIAL INFORMATION. Policies and procedures regarding non-material information permit UBS Global AM fund officers, UBS Global AM fund portfolio managers, and senior officers of UBS Global AM Finance, Compliance and Legal (collectively, "Approved Representatives") to disclose any views, opinions, judgments, advice or commentary, or any analytical, statistical, performance or other information, in connection with or relating to the fund or its portfolio holdings and/or other investment positions (collectively, commentary and analysis) or any changes in the portfolio holdings of the fund that occurred after the most recent calendar-quarter end (recent portfolio changes) to any person if such information does not constitute material nonpublic information and complies with the portfolio holdings disclosure policies and procedures described above.


PROSPECTUS - GENERALLY

14) COMMENT: (Prospectus page 3) You referenced Investment Company Act Rule 35d-1 and asked whether the policies adopted to conform to the Rule were designated as fundamental under Section 8(b)(3) of the Investment Company Act. If not, you


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     requested that disclosure be added that the fund will provide fund shareholders with at least sixty days prior written notice of any subsequent change in such policies.

     RESPONSE: The policies adopted to conform to the Rule were not designated as fundamental under Section 8(b)(3) of the Investment Company Act. Therefore, the Registrant will add the following statements to its prospectus disclosure:

          The fund's 80% policy is a "non-fundamental" policy. This means that this investment policy may be changed by the fund's board without shareholder approval. However, the fund has a policy to provide its shareholders with at least 60 days' prior written notice of any change to the 80% policy.

15) COMMENT: (Prospectus page 8) You stated that it is the Staff's position that an index may be used in reference to the return table only if it has been in operation since the fund's inception. Since the UBS Tactical Allocation Fund Index was created in March, 2004, post the Registrant's inception, you have asked that the reference to such Index be removed.

     RESPONSE: The UBS Tactical Allocation Fund Index will no longer be referenced in the return table.

16) COMMENT (Prospectus page 9) You referenced Item 3, Instruction 2(a)(ii) of Form N-1A and noted that if more than one type of sales charge (load) is imposed (E.G., a deferred sales charge (load) and a front-end sales charge
     (load)), the first caption in the table should read "Maximum Sales Charge
     (Load)" and show the maximum cumulative percentage. Given this Instruction, you requested that the line "maximum sales charge (load) (as a % of the lesser of offering price or sales price)" be removed and that the line "maximum front-end sales charge (load) imposed on purchases (as a % of offering price)" be amended to state, instead, the following: "maximum sales charge imposed on purchases (as a % of offering price)."

     You also requested that the "shareholder transaction expenses" table reflect in a line item and in a footnote the $5.25 processing redemption fee and $5.25 processing purchase fee.

     RESPONSE: The Registrant has considered Item 3, Instruction 2(a)(ii) of Form N-1A and because no one class imposes more than one type of sales charge, the Registrant requests that it be able to show the deferred sales charge separately from the front-end sales charge. The Registrant will clarify that the table's first line item "maximum sales charge (load) (as a % of the lesser of offering price or sale price)" reflects the total expenses.

     The Registrant has amended the expense table to reflect the $5.25 processing fees.


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     The fee table will now be reflected in the prospectus as follows:

                                                                CLASS A  CLASS B   CLASS C  CLASS Y
                                                                -------- --------- -------- --------
TOTAL Maximum Sales Charge (Load) (as a % of the lesser of
offering price or sale price)                                      5.50%        5%       1%    None
                                                                -------- --------- -------- --------
Maximum Front-End Sales Charge (Load) Imposed on Purchases
(as a % of offering price)                                         5.50%     None     None     None
                                                                -------- --------- -------- --------
Maximum Deferred Sales Charge (Load) (as a % of the lesser
of                                                                 None         5%       1%    None
                                                                -------- --------- -------- --------
Exchange Fee                                                       None      None     None     None
                                                                -------- --------- -------- --------
Redemption Processing Fee*                                        $5.25      None     None     None
                                                                -------- --------- -------- --------
Purchase Processing Fee**                                         $5.25     $5.25    $5.25    $5.25
                                                                -------- --------- -------- --------

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* Selected dealers or other financial institutions, including UBS Financial
Services Inc. may charge a fee to process a redemption of shares. UBS Financial Services Inc. currently charges a fee of $5.25, which may change in the future.

**Selected dealers or other financial institutions, including UBS Financial Services Inc. may charge a processing fee to confirm a purchase. UBS Financial Services Inc. currently charges a fee of $5.25, which may change in the future.

17) COMMENT: (Prospectus page 9): You requested that the footnote to the "annual fund operating expenses" table reflect that the UBS Global AM written fee waiver agreement is separate from its investment advisory agreement with the Registrant.

     RESPONSE: The footnote has been amended to reflect your comment as follows:

          The fund and UBS Global AM have entered into a written agreement, SEPARATE FROM UBS GLOBAL AM'S INVESTMENT ADVISORY AGREEMENT WITH THE FUND, whereby UBS Global AM has agreed to permanently reduce its management fee based on the fund's average daily net assets as follows: $0 to $250 million --0.50%; in excess of $250 million up to $500 million --0.45%; in excess of $500 million up to $2 billion -- 0.40%; and over $2 billion --0.35%. (emphasis added)

18) COMMENT: (Prospectus page 27) You requested that the Registrant (i) explain the legal basis for using an affiliate's performance, (ii) confirm that the "Account Composite Performance" includes ALL relevant "advisory accounts" and ALL relevant registered investment company accounts, and (iii) disclose the method of calculating performance and whether such method differs from the SEC's method of calculating performance.

     RESPONSE: All "Account Composite Performance" disclosure is AIMR compliant. Nonetheless, the Registrant has decided to remove this disclosure all together from its prospectus.


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19)  COMMENT: (Prospectus page 29) You noted that the performance table seems repetitive and asked that we confirm whether this chart should be included in the prospectus.

     RESPONSE: The performance table on page 29 of the prospectus was included in error, it is a duplicate of the chart found on page 28. The page 29 chart will be removed from the prospectus.


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Thank you for your attention and consideration of this matter. Please contact the undersigned at 202.261.3439 with any comments or questions concerning this correspondence.


Sincerely,



/s/ Maureen Magner

cc:  James Capezzuto, UBS Global AM
     Jack W. Murphy, Dechert LLP
     Eric C. Griffith, Dechert LLP


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